PUBLIC NOTARY:

In the record of public deeds at your charge, please insert one about a LOAN OF MONEY (MUTUAL)

SYNDICATED IN NATIONAL CURRENCY and constitution of collateral security, as the following clauses stipulate:

FIRST CLAUSE (PARTIES): Involved in the execution of this contract are the following parties:

1.1

BANCO NACIONAL DE BOLIVIA S.A., is a corporation duly constituted under the Plurinational Bolivian State laws, registered in the Trade Registry under Fundempresa with Registration Nº 00012796, located at Av. Camacho No. 1296, in the central area of the city and represented herein by its proxies Roberto Fidel Zenteno Mendoza and Gonzalo Adrián Blanco Subieta, in recognition of the Power of Attorney granted on their behalf through Deed Nº 1029/2013 dated November 19, 2013 before the Public Notary of this Judicial District, under care of Dr. Mabel Fernández Rodríguez; document relevant for legal purposes and that shall be inserted in the corresponding public deed.

1.2

BANCO MERCANTIL SANTA CRUZ S.A.is a corporation duly constituted under the Plurinational Bolivian State laws, registered in the Trade Registry under Fundempresa with Registration Nº 00012797, located at C. Ayacucho and Mercado No 295, in the central area of the city of La Paz and represented herein by its proxies Alfredo Pañoni Canedo and Sergio Daniel Unzueta Quiroga in recognition of the Power of Attorney granted on their behalf through Deeds No. 280/2014 dated September 9, 2014 granted before Public Notary of the La Paz Judicial District under care of Dr. Orlando Remy Luna Angulo and No. 41/2013 dated February 27, 2013 granted before Public Notary of the La Paz Judicial District under care of Dr. Orlando Remy Luna Angulo, ; documents that are relevant for legal purposes and shall be inserted in the corresponding public deed.

1.3

BANCO DE CRÉDITO DE BOLIVIA S.A. is a corporation duly constituted under the Plurinational Bolivian State laws, registered in the Trade Registry under Fundempresa with Registration Nº 00013125, located at Colón St. with Mercado No 1308, in the central area of this city and represented herein by its proxies Edgar Rodrigo Valdez Goytia, in recognition of Power of Attorney granted on his behalf through Deed No. 319/2013 dated April 3, 2013 granted before Public Notary under care of Dra. Patricia Rivera Sempertegui and by Christian Hausherr Ariñez in recognition of Power of Attorney granted on his behalf through Deed No. 651/2012 dated October 17, 2012 granted granted before Public Notary under care of Dra. Patricia Rivera Sempertegui; these documents are relevant for legal purposes and shall be inserted in the corresponding public deed.

1.4

BANCO BISA S.A. is a corporation duly constituted under the Plurinational Bolivian State laws, registered in the Trade Registry under Fundempresa with Registration Nº 00012856, located at No 162816 de Julio Av., in the central area of this city and represented herein by its proxies Jorge Luis Fiori Campero, General Manager in recognition of Power of Attorney granted on his behalf through Deed No. 227/2015 dated December 15, 2015 and Antonio Mauiricio Ruiz Rivero, Business Regional Manager in recognition of Power of Attorney granted on his behalf through Deed No. 235/2013 dated November 22, 2013, both granted before Public Notary under care of Dra.

Claudia Arevalo Ayala; these document are relevant for legal purposes and shall be inserted in its corresponding public deed.

1.5

NUEVATEL TELECOMMUNICATIONS COMPANY S.A. “NUEVATEL”PCS BOLIVIA S.A.a Corporation duly inscribed under the Laws of the Plurinational State of Bolivia through Public Deed No. 191/1999 granted on November 25th 1999 before the Civil Law Notary of this Judicial District Dr. Tatiana Nuñez Ormachea, duly inscribed in the Trade Registry handled by Fundempresa under Registration Nº 00013627, located at No 2289 Capitán Ravelo St., Sopocachi, of this city and represented herein by its proxies Juan Pablo Calvo Cuellar and Humberto Gonzalo Endara de Ugarte in recognition of Power of Attorney granted on his behalf through Deed No. 228/2016 granted before Public Notary under care of Dra. Mabel H. Fernandez Rodriguez and the respective Minutes of the Board of Director´s Meeting and Extraordinary General Assembly of Shareholders; these documents are relevant for legal purposes and shall be inserted in their corresponding public deed. NUEVATEL will be onwards and for the purposes of this contract be referred to only as DEBTOR.

For the purposes of this contract, the Banks named and described above in sections 1.1, 1.2, 1.3 y 1.4 will be referred to only as the BANKS.

SECOND CLAUSE (SYNDICATED MONEY LOAN (MUTUAL)):

2.1

In accordance with Article 119, numeral u) of the Bank and Financial Entities Law and articles 1330 and following of the Commercial Code and the Regulations for Syndicated Credit Operations contained on the Recompilation of Norms over Financial Services of the Authority of Supervision of the Financial system ASFI, the Banks give and grant a SYNDICATED MONEY LOAN (MUTUAL), hereinafter referred to simply as Loan, in favor of the DEBTOR, for the total sum of Bs.174.249.993.- (ONE HUNDRED AND SEVENTY FOUR MILLION TWO HUNDRED AND FORTY NINE THOUSAND NINE HUNDRED AND NINETY THREE 00/100 BOLIVIANOS), which will be awarded according to the participation of each BANK, as follows:

2.1.1

Banco de Crédito de Bolivia S.A. (Credit Bank of Bolivia S.A.), awards and loans the DEBTOR the sum of Bs. 51.113.331.- (FIFTY ONE MILLION ONE HUNDRED AND THIRTEEN THOUSAND THREE HUNDRED AND THIRTY ONE 00/100 BOLIVIANOS), equivalent to 29.33% of the total of the Loan.

2.1.2

Banco Nacional de Bolivia S.A (National Bank of Bolivia S.A.), awards and loans the DEBTOR the sum of Bs. 20.910.000.- (TWENTY MILLION NINE HUNDRED AND TEN THOUSAND 00/100 BOLIVIANOS),equivalent to12% of the total of the Loan.

2.1.3

Banco Mercantil Santa Cruz S.A., awards and loans the DEBTOR the sum of Bs. 51.113.331.- (FIFTY ONE MILLION ONE HUNDRED AND THIRTEEN THOUSAND THREE HUNDRED AND THIRTY ONE 00/100 BOLIVIANOS),equivalent to29.33% of the total of the Loan.

2.1.4

Banco Bisa S.A., awards and loans the DEBTOR the sum of Bs. 51.113.331.- (FIFTY ONE MILLION ONE HUNDRED AND THIRTEEN THOUSAND THREE HUNDRED AND THIRTY ONE 00/100 BOLIVIANOS),equivalent to 29.33% of the total of the Loan.

2.2	The BANKS assume and divide the risk of the Loan, according to the participation percentages stated above.

2.3

The Loan will be disbursed in its entirety to the DEBTOR with payments made to the checking account the DEBTOR opens to that effect in each of the BANKS, on the same date and in the appropriate proportion and participation in the Loan. The receipts, statements and other disbursements constitute full proof of completion of the contract and are considered as an integral and indivisible part of this contract, without the need of any formality.

The DEBTOR is forced to comply and pay the full amount of the Loan and other inherent obligations, relative and emerging from this contract, in terms, forms and conditions established below, committing to its faithful and strict compliance.

2.4

According to what is anticipated in the Law on Banks and Financial Institutions, the syndications agreed upon between the BANKS may not be considered as an Accidental Association, nor does it entail solidarity between the BANKS, being clear that they will maintain their Independence, assuming the risks that granting the Loan implies in the corresponding percentages and participation.

2.5

In virtue of what has been stated above, each BANK will perform their own evaluations on credit, legal, market risk and will investigate the financial situation, credibility, conditions, activities, category and nature of the DEBTOR.

2.6	The BANKS, with express acceptance from the DEBTOR, designate BANCO NACIONAL DE BOLIVIA S.A. as LEADER BANK, who will perform the following duties:

2.6.1	To guard documents regarding goods granted as collateral loan.

2.6.2

To guard the insurance policy of goods granted as collateral loan, being able to request its renovation or renew in case the DEBTOR had not done it according to what the DEBTOR has committed to in this document, as stated in the following Eighth clause.

2.6.3

To deliver Annex A of this contract to the DEBTOR, containing the payment plans of each BANK, which is part of this contract without having to be entered in this minute´s protocol whether attached or separated.

THIRD CLAUSE (DISBURSEMENT):

3.1

The Loan will be complete as soon as the respective disbursements have taken place, which will be done by the BANKS on the same date, as agreed in numeral 2.3 of the Second clause. On this date, the time limit for the deadline agreed upon on the Fifth clause of this contract will begin.

3.2	The BANKS will disburse the entire Loan once the DEBTOR meets and/or confirms the following:

3.2.1	To submit to each BANK a copy of the Public Deed corresponding to the minute of the present contract.

3.2.2	To submit to each BANK an appraisal of pledged assets, made by the company “INVERCON S.R.L.”.

3.2.3

An affidavit stating no Default has taken place, as clearly defined in Clause Sixteenth of this Contract, which represents a Substantially Adverse Effect or Event, as stated in Clause Sixteenth of this Contract;

3.2.4

That there is no Default on the DEBTOR’S part regarding obligations stemming from other contracts with financial institutions and/or Banks, and that it doesn’t appear in reports of the Credit Risk Office of the Financial System’s Supervision Authority (hereinafter referred to only as ASFI), as debtor in default in any of the financial institutions of the National Financial System.

3.2.5	That this contract was duly registered in the Trade Registry, handled by Fundempresa.

3.2.6

To submit an affidavit declaring there is no preventive annotation, embargo, registration, tax regarding the taxed goods or others prior registrations on the collateral agreed upon in this contract, except those already taxed in favor of the BANKS under other syndicated loan contracts signed with them.

3.2.7

That the DEBTOR submits the LEADER BANK subrogations of the insurance policy against all risk for the equipment granted as collateral, to the satisfaction of the BANKS, according to the executive summary of the policy in accordance with Annex B, in favor of the BANKS and in proportion of each of their participations in the loan.

3.2.8	To open and maintain a checking account in each of the BANKS in order to receive the Loan’s disbursements, in its respective proportions.

3.2.9	Full payment of the interest generated within the operations to be canceled as the fourth paragraph clause 4.1 of this contract

FOURTH CLAUSE (LOAN DESTINATION):

4.1

The Loan, object of this contract, must be used by the DEBTOR exclusively to the refinancing of Debt to pay in full the liabilities in the Banks: Banco Nacional de Bolivia SA, Banco de Crédito de Bolivia SA, Banco BISA SA and Banco Mercantil Santa Cruz SA and Investment Capital for Capital Expenditures 2016 not being able to use it for other purposes or destinations.

4.2

If the BANKS were to prove that the amount of the Loan has been destined to purposes different to the ones specified above, they may execute in advance the deadline of the Loan and its unpaid amount will be immediately demanded, even if there are due pending repayments.

FIFTH CLAUSE (TERM LIMIT AND PAYMENT):

5.1

The DEBTOR is forced to pay the BANKS the Loan within sixty (60) months, time limit that will be computed from the date of each of the disbursements, according to what was agreed upon in this contract.

5.2

Principal, plus stipulated interests, will be paid for in QUARTERLY repayments, equal and consecutive to capital and interests and other financial charges, described in this contract until the final payment of the Loan is made, as follows: - For the first and second year of the Loan, the DEBTOR will repay 10% of the capital of the Loan’s total for each year, plus financial interests, according to the payment Plan – Annex A of this contract.

- As from the third year, the DEBTOR will repay per year to capital a 26.67% of the total amount of the Loan, plus financial interests, until the Loan is played in full, according to the Payment Plan – Annex A of this contract.

5.3

The DEBTOR may pre-pay the BANKS proportionally to their participation, at any moment, as agreed upon in this contract, a portion or the entirety of the pending Loan at that time, without applying to the DEBTOR any penalties, commissions or any other costs that were not covered in this contract.

5.4

Pre-payments will not involve a deadline date modification of the rest of the convened repayments. In the event the DEBTOR makes pre-payments, it will lead to the DEBTOR, previously and in writing, choosing one of the following three (3) options:

5.4.1	The amount of the installment will be reduced according to the payments in advance that are made, maintaining the Deadline and dates according to the Payment Plan – Annex A of this contract, or;

5.4.2	The amount of the installment will be maintained according to the Payment Plan – Annex A, but the Deadline for the Loan will be reduced, according to the payments in advance that are made, or;

5.4.3	The amount of the installment will be maintained according to the Payment Plan – Annex A, applying the payment in advance to the closest installments, without affecting the Deadline of the Loan.

5.5	The option chosen by the DEBTOR shall be the same for all BANKS and shall be communicated in written to all BANKS, prior to the pre-payment.

5.6	If the deadline for the repayment falls on a non-business day, the corresponding payment will be made on the next business day.

5.7

In case the repayments of the Loan cannot be made through debits to the Trust Accounts – Beneficiary Banks 2, as set in numeral 24.1 of this contract, or directly for the Banco Bisa S.A.’s case, the mentioned payment shall be made in cash at each of the BANKS offices in the city of La Paz, on the dates corresponding to the respective deadlines without any special notice in advance, collection or announcement.

SIXTH CLAUSE (INTEREST RATE):

6.1	It is agreed that the Loan will accrue the following Annual Interest Rate:

	6.1.1	During the first twelve (12) months, the Loan will accrue a Fixed Annual Interest Rate of 7% (seven) percent annually.

6.1.2

As from the thirteenth (13) months, the Loan will accrue a Variable Annual Interest Rate of 5.5% (five point five) percent annually, plus the Reference Rate (hereinafter referred to as only TRE) in national currency, published by Banco Central de Bolivia (hereinafter referred to as only BCB).

6.1.3

Also, in case of default in any of the agreed repayments and during the time the default lasts, the Loan’s balance will accrue, additionally, a Penal Interest Rate fixed according to what is established article 2 of the DS Nº 281666 dated May 17th 2005, as modified by Supreme Decree No 530 dated June 2, 2010.

6.2	Interests on balances will be calculated on the elapsed period and will be paid on the dates set in the Payment Plan – Annex A.

6.3

The Variable Interest Rate referred to on numeral 6.1.2 above will be applied starting on month No, 13, according to the form of payment set in the Fifth clause of this contract, taking into account TRE’s modification.

6.4	TRE applied to each repayment starting on month No. 13 will be the last published by BCB prior to the beginning of each quarter.

6.5

For the purposes of interest calculations for periods under one year, accounting wise, a year will be considered as having three hundred and sixty (360) days. In adherence to the current regulations, the applicable TRE for this operation is the Passive Effective Interest Rate (TEP), published by the BCB, in accordance with the current Interest Rate Regulations at the time of this contract’s subscription and approved by the ASFI, corresponding to the previous week to the disbursement date of this Loan or readjustment of the Variable Annual Interest Rate, as appropriate.

6.6

In the event that the BCB hasn’t published, in due course, the interest rate by which TRE is established on the immediate preceding week, at the beginning of each quarter, the TRE published the closest to the adjustment date of the Variable Annual Interest Rate will be applied.

6.7

In case there is a default in a repayment on the agreed date, the current interest rate to the date in which the mentioned payment should have been made will be applied. If the payment were to be made on a later date to what was agreed on, for the days passed from the date in which the payments should have been made to the date in which it was made effective, the interest rate applied will be the one current for each new repayment period, according to what is set in this clause.

6.8

Additionally to the agreed current interests and in case of delay, the established penal interests will begin and will be added by the article 2 of Supreme Decree No. 28166 dated May 17th 2005 as modified by Supreme Decree No. 530 dated June 2nd 2010, which will also be applicable until total and effective payment of the Loan is made.

SEVENTH CLAUSE LOAN INFORMATION, FINANCIAL CHARGES AND REPRESENTATIONS OF PARTIES):

For information purposes, this contract sets and establishes the following:

7.1

The financial charge is the Loan’s total cost in monetary or percentage terms, including nominal interest and any other collection related to the Loan, whether it is in benefit of the BANKS or of a third party, during the loan’s validity. Notary expenses, penal interests and other additional expenses made by the DEBTOR are not a part of this financial cost, by way of collateral registry.

7.2	Financial charges will be applied in fixed amounts or in percentages, as appropriate, and according to what was explained and agreed upon in this contract.

7.3	The DEBTOR will pay the BANKS only the following financial charges:

7.3.1	Financial charges are part of the Client Active Effective Rate (TEAC).

7.3.2

In adherence to the Interest Rate Regulation, which is current and approved by the ASFI, the DEBTOR expressly declares its agreement with the interest rate application agreed upon in this contract and the rest of the specified financial charges. In addition, the DEBTOR declares and recognizes to have been properly informed, and prior to the subscription of this contract, about the scope of the clauses referring to the application of the interest rate, its variation according to TRE, the Payment Plan – Annex A and TEAC.

EIGHTH CLAUSE (INSURANCE POLICY):

8.1

The DEBTOR is forced, in terms established in numeral 3.2.7 of this contract, to maintain during the validity of the contract, an insurance policy against all risk for the goods as collateral, to the satisfaction of the BANKS.

8.2

The mentioned policy will be partially substituted in favor of the BANKS proportionally to their participation in this contract. From the moment the value of the policy is larger to the value of the total balance of the Loan, the substitution will be carried out for the capital total balance of the Loan.

8.3

The Banks give their express consent so that, in case of loss of the granted goods as collateral, the corresponding compensations cover repair and/or replacement costs, according to the settlement performed by the Insurance Company, except for the settlement for “loss of earnings”, which in its case will be applied to the full or partial payment of the Loan proportionally to the participation of each of the BANKS.

8.4

The DEBTOR, in case of loss for which the substitution of the goods under security interest will take place, is forced to place the new goods as non-possessory pledge in favor of the BANKS, for which all documents prepared for the insurance company, as well others it may be require, will be borne and taken care of exclusively by the DEBTOR.

8.5

In the event the DEBTOR does not hire the insurance in due course or fails to renew it in time, the BANKS, through the LEADER BANK, as an option and in no way mandatory, shall renew and/or hire the insurance policy. In this case, payment of the premium shall be made by the BANKS, on behalf of the DEBTOR, in proportion to their participation in the Loan, being the DEBTOR obliged to restore what was paid by the BANKS immediately upon being requested to do so in writing.

NINTH CLAUSE (LOAN DEFAULT):

9.1        Mere delay or fail to pay, fully or partially any of the loan’s repayments, on dates agreed thereto, will place the DEBTOR in default, for the full amount of the Loan and its accessories, regardless of pending repayments’ expiration dates, without notification, summons, petition or any other previous formality, be it judicial or extrajudicial, and just because the default of payment has taken place, the total owed amount and its liquid accessories become demandable and past due. In this case, the BANKS, jointly or individually, shall pursue and obtain payment for the total amount owed for capital, conventional, penal and other interests, and others which are pertinent, through actions that may see fit.

9.2        Likewise, the DEBTOR will be placed in default, with the specified and described effects in the numeral above, if the following takes place: i) Revocation of concession for mobile phone services or titles that authorize the DEBTOR to operate as a mobile phone service company in Bolivia; ii) Confiscation, eviction, and/or nationalization of shares, goods or assets belonging to the DEBTOR; if the DEBTOR performs any act intended to hand over its contractual position in this Loan contract or transfer its obligations stemming from the contract without the BANKS’ prior authorization; or before any obligatory change in the DEBTOR’S shareholding structure.

TENTH CLAUSE (DELAYS AND TOLERANCES):

Any delay or tolerance that the BANKS may grant will not be understood as an extension, granting of a new deadline, nor a renewal, and much less a contract’s substitution, but as simple acts of generosity and tolerance, which will in no way damage the strength of this contract’s execution, nor the BANKS rights to demand and collect the loan and its accessories at any time.

ELEVENTH CLAUSE (LOAN GUARANTEES):

The DEBTOR guarantees true and strict compliance with each and every one of this contract´s obligations with:

11.1	The majority of its assets, furniture and real estate, present and, future, without exception or exclusion.

11.2

A security interest without displacement on the DEBTOR’S assets consisting of equipment, goods and others, linked to the telecommunications network, whose detail and technical specifications are described and detailed in Annex C in the appraisals performed by Invercon and identified by the following codes RB-097 and CT-096 both dated January 2, 2016. The appraisals will be part of the present contract without having to be inserted in the corresponding protocol. In regards to the aforementioned goods, which constitute collateral, the following is established:

11.2.1

The DEBTOR’S General Manager, Mr. Juan Pablo Calvo Cuéllar, with Identification Card 488209 L.P., becomes Voluntary and Free Custodian of the goods affected by the security interest hereby created and clearly accepts the mentioned role with the obligations the Law indicates, accepting responsibility for damages or decrease in value of the mentioned guarantee, except for natural or due to course of time causes, being forced to sign inspection reports that may be carried out at any time by inspectors and/or delegates of the BANKS. The DEBTOR is forced to notify the BANKS with 48 hours notice, if the Custodian ceases his General Manager functions, being the DEBTOR forced to designate as custodian the person who will assume the position or who will become Legal Representative, who shall state in writing, the acceptance of this position with this responsibility.

11.2.2

The DEBTOR declares that the goods, constituted as security interest, are exclusively owned by it and do not have any tax whatsoever in favor of a third party, except for the ones constituted in favor of the BANKS prior to this Loan.

11.2.3	Pledged assets are located in places described on The Appraisals mentioned on Clause 11.2

11.2.4

Appraisals of goods granted as security interest will be updated every 2 years, and will be performed by experts accepted by the BANKS, and a copy of the appraisal will be submitted to each one of them.

11.2.5

In the event the DEBTOR should decide to sellor transfer under any title goods of its ownership that are taxed as part of the Loan’s guarantee, with prior acceptance of the BANKS, it will be able to do it as long as it substitutes the mentioned guarantee with other goods of an equivalent value of the goods to be transferred and the corresponding security interest substitution addendum is subscribed and registered in Fundempresa, except if the Guarantee/Loan relation is equal or higher to 0.29/1.00 to the market value. Valuation of the guarantee to be substituted will be made using the appraisals of goods placed previously as guarantee and appraisals of goods offered as substitution, as reference. Pledged assets may not be taxed in favor of a third party without previous and written authorization of the BANKS.

11.2.6

For pertinent legal purposes and according to what has been established in this contract, security of interests without displacement, its modifications, substitutions or others, must be registered and entered in FUNDEMPRESA.

TWELFTH CLAUSE (SUBSISTENCE AND VALIDITY OF THE PLEDGE):

In the event the BANKS, within the Deadline set in the Fifth clause of this contract, would jointly grant one or more deferrals for repayments established in this contract or modify the repayments deadlines dates, security interest will remain firm, valid and subsisting during the period the Loan and deferrals remain unpaid.

THIRTEENTH CLAUSE (COMPENSATION):

In case of default of the loan under this contract in accordance with the Payment Plan to be generated by each of the banks, which include capital, contractual interest, penal interest, financial charges and other agreed, banks reserve the right to make compensation sums due against the balances of current accounts, savings, deposits and other agreed that the DEBTOR keep in banks, without any formalities and pursuant to the provisions of Article 1.350 of the Code of Commerce, related to Article 1371 of the same Code, and articles 363 and following of the Civil Code.

For this purpose, the DEBTOR authorizes banks to perform operations necessary to exchange purchase exchange rate established by the Central Bank of Bolivia, in force on the date on which its complaint to debts is made.

FOURTEENTH CLAUSE (CAUSES FOR EXTINTION OF OBLIGATIONS):

The only cause that can extinguish obligations, responsibilities and guarantees stemming from this contract, is and will be effective and complete payment of the Loan, plus interests, expenses, costs and other applicable accessories, to the complete satisfaction of the BANKS; which will only be credited i) with the express declaration of payment manifested by the BANKS in an irrefutable document or, ii) any other way recognized by Law.

FIFTEENTH CLAUSE (SUPERVISION AND VISITS FOR INSPECTION AND INFORMATION):

15.1

During the validity of the Loan and until total payment is effective, the DEBTOR, irrevocably, recognizes and accepts that the BANKS, individually or jointly, have the broadest and unrestricted right to periodically supervise, inspect and verify, through their own inspectors or delegates hired to that effect, the correct application and use of the Loan, as well as the investments made by the DEBTOR. Likewise, the BANKS, individually or jointly, have the right to inspect and verify the conditions of the constituted collateral. To that effect, the DEBTOR is forced to facilitate access to personnel, inspectors or delegates of the BANKS to inspect the goods of the guarantee. To this end, any of the BANKS will notify the DEBTOR with an anticipation deadline of 3 business days.

15.2	The DEBTOR is forced to submit to the BANKS, quarterly, a report of the investment’s progress up to the total amount of the Loan.

15.3	As long as this contract is valid, the DEBTOR is forced to update and submit the minimum following documents, at the BANKS simple request:

15.3.1

A copy of: i) its annual financial states audited and approved by the Shareholder’s Meeting within the one hundred and twenty (120) business days following the closing of the fiscal year and the planned cash flow for the new management; ii) its unaudited quarterly financial states (as reference) within the next forty five (45) business days following the end of the respective quarter, expressed according to the “American Accounting Regulations” (hereinafter known simply as US GAAP), duly signed and iii) audited annual financial states in US GAAP;

15.3.2	A quarterly certificate subscribed by the General Manager of the DEBTOR, stating the DEBTOR is faithfully complying with the obligations it has taken on, in virtue of this contract;

15.4	As long as this contract is valid, the DEBTOR is forced to:

15.4.1

Inform the BANKS, from the moment it has knowledge and within the dateline, which does not exceed two business days, about any factor circumstance that could reasonably become an Event of Delay or a Substantially Adverse Event;

	15.4.2	Inform the BANKS from the moment it has knowledge, and within a dateline, which does not exceed two business days, if a process were to be followed or initiated stemming from default;

15.4.3

Inform the BANKS within the twenty four (24) hours following the notification receipt date, about any resolution ordering seizure, embargo or any other preventive or precautionary measure, coming from judicial, administrative or arbitrary processes, falling upon any goods granted in security interest, or goods affecting the ordinary course of the DEBTOR;

	15.4.4	Any other document that may be requested by the BANKS in compliance with regulations stemming from ASFI and internal policies from any of the BANKS.

SIXTEENTH CLAUSE (DEFAULT EVENTS AND SUBSTANTIALLY ADVERSE EVENTS):

16.1	The following, for the purposes of this clause, will be considered as Default Events:

	16.1.1	If the financial information and declarations the DEBTOR provides to the BANKS turns out to be incorrect and for an equivalent amount to a Substantially Adverse Event.

	16.1.2	If the DEBTOR does not fulfill any of the obligations taken on in virtue of any contract and/or agreement as long as the mentioned default represents a Substantially Adverse Event.

16.1.3

If the DEBTOR does not fulfill any of the obligations taken on in virtue of financing contracts with a banking financial institution and appears in reports of the ASFI risk central as a default debtor in any of the banking financial institutions of the national financing System.

16.1.4	If there are changes in the shareholding structure of the DEBTOR, except when this change has been previously approved in writing by the BANKS;

16.1.5	When, as a result of a Judicial Ruling, Arbitration Award, or Administrative Resolution, ultimately and as res judicata, a Substantially Adverse Event is generated for the DEBTOR;

16.1.6

If the DEBTOR does not fulfill ratios and other settled financial obligations in this contract. In order for this Default Event to come into effect, BANKS shall notify the DEBTOR clearly indicating which ratio was not fulfilled, admonishing it to regularize the mentioned ratios within a period no longer than 90 calendar days. If the default is not corrected within the settled period, the DEBTOR will have fallen into a Default Event. Non- adjustment to ratios established in this contract, requested by the DEBTOR, shall be expressly authorized by the BANKS.

16.1.7

The DEBTOR, without prior authorization from the BANKS, will not be able to carry out a asset transfer which, in a single act or in installments, involves an amount larger than US$5.000.000,00ina 12 month period.

16.1.8	If the DEBTOR’S shareholders were to agree to decrease their social capital or if by effects of the applicable Law they were forced to decrease it.

16.1.9

If the DEBTOR does not fulfill any of the established obligations in numerals 17.1 and 17.3 of the Seventeenth clause of this contract. For this Event of Default to come into effect, the BANKS shall notify which Default Event was produced through a letter sent to the DEBTORS address, admonishing, to regularize the mentioned event in a period of 15 business days, if a special deadline had not been established, when this regularization was possible. If the Default was not corrected by the set deadline, the notified Default Event will come into effect.

Any circumstance or situation produced which involves an amount of money equal or larger than 5% of the annualized EBITDA or 5% of the Equity of the last audited management period (whichever was less), will be considered as a Substantially Adverse Event, for the purposes of this contract, as long as it reasonably affects the payment ability of the Loan on the part of the DEBTOR.

            In order to determine these amounts, Audited Financial States – GAAP shall be taken into account at the end of each management, which will be current and used during the following 12 months. 16.2In case any of the Events mentioned and described in numerals 16.1 and 16.2 of this clause take place, the BANKS will have the right to demand total payment of the Loan, according to the following mechanism: The beneficiary BANKS as a whole, in merit to the payment precedence they have according to Public Deed No. 4857/2009, dated December 9th 2009, granted before civil law notary´s office handled by Dr. Silvia Noya Laguna and its subsequent amendments, shall be entitled to receiving an additional 4% of all affected income in trust domain in favor of the BANKS as a result of what was agreed upon in this contract. That means an increase, which in total reaches 11.5% of all affected income in trust domain in favor of the BANKS.

16.3        The remainder of the percentage will be destined to cover Operational Expenses (Equipment Costs (credited units), Service Costs, Computer and Technology Costs (IT), Sales and Marketing Costs, Customer Services Costs, General Costs, Administration Costs) plus applicable taxes in Bolivia or outside Bolivia and financial debts of the DEBTOR of the percentage agreed upon in clause 16.2 of this contract. In case Operational Expenses, plus applicable taxes in Bolivia or outside Bolivia and total financial debt are less than 88.5% of all specified income, percentage differences will be added to the 11.5% mentioned above. Consequently, from the moment any of the mentioned and described events in numerals 16.1 and 16.2 of this clause takes place, the TRUSTEE will deposit daily, permanently and continuously in Trust Accounts – Beneficiary Banks 2 the previously established percentage up to the established limit, so that the Beneficiary Banks can collect the entire balance of the Loan.

16.4        Certified operational expenses shall be submitted quarterly to the BANKS by the DEBTOR.

SEVENTEENTH CLAUSE (SPECIAL CONDITIONS):

17.1	The DEBTOR takes on the following “Not TO DO” obligations:

17.1.1

The rights of the Beneficiary Banks granted by the DEBTOR and the BENEFICIARY (Trilogy International Partners, LLC) in the trust amendment contract to be subscribed, cannot be changed, modified or altered, except with written agreement between the parties of this Contract.

17.1.2	The DEBTOR will not be able to participate, without prior and written authorization of the BANKS, in any transformation, fusion, division of the company, liquidation or demerger.

17.1.3

When the DEBTOR has delayed its contractual obligations with the BANKS or with any of its financial creditors or whenever a Default Event is produced, according to what has been established in this contract, the DEBTOR will not be able to distribute or perform any other form of profit distribution to their shareholders, without prior and written authorization of the BANKS.

17.1.4

The DEBTOR will not be able to pay loans to its shareholders, directors, administrators or companies related, affiliated or subsidiary economically linked to it, when it is not fulfilling its contractual obligations to the BANKS, or when, as a consequence of the mentioned payment, a Delay Event is produced.

17.1.5

The DEBTOR will not be able to grant financing or endorsements in favor of the shareholders, parent or affiliate companies, and subsidiaries are in the country and/or abroad, third parties, natural or legal, without prior and written consent of the BANKS.

17.1.6	The DEBTOR will not be able to hand over or transfer obligations taken on in this contract, without prior and written authorization of the BANKS.

17.1.7	In case any of the BANKS chose or was forced to transfer its contractual position and/or its rights under this contract, it shall communicate the DEBTOR duly and in written about this situation.

17.2	The DEBTOR is forced to fulfill the following special financial conditions during the period this contract is valid:

17.2.1

To maintain an indebtedness ratio (Total Liability/Equity) no greater than 2.15, in which i) Total Liability is the entire obligations the DEBTOR maintains, which appear as Total Liability in its Balance Sheet, prepared according to accounting principles generally accepted and current to date, ii) Net Worth is the amount that is a part of the DEBTOR´S net worth in its Balance Sheet, prepared according to accounting principles generally accepted and current to date.

17.2.2

To maintain a ratio of service coverage debt no less than 1.25, according to the following formula: DEBT COVERAGE RATIO = (EBITDA – TAXES – NET CAPEX)/DEBT SERVICE, where: Annual EBITDA is, for any annualized period, (i) Operational Profit plus (ii) charges corresponding to depreciation and repayment, as recorded in the agreement of the state of the DEBTRO´S cash flow, prepared according to accounting principles generally accepted and current to date.

Net CAPEX: Executed CAPEX– Associated Financing to CAPEX.

CAPEX:Is any capital expense or investment related to acquisition, maintenance, enhancement or fixed or intangible asset replacement, or other similar operations that register under investment activities in DEBTOR´S cash flow statement, prepared according to accounting principles generally accepted and current to date.

Debt Service: That is, for an analysis period, the sum of financial expenses (interests) for the use of credit lines and Capital and interests amounts to be paid for loans (credits longer than one year). Investment yields are excluded, as well as Shareholder distribution. Taxes: For calculation purposes, Income Taxes (IUE) will be considered according to the DEBTOR´S profit and loss state prepared according to accounting principles generally accepted and current to date.

17.2.3

Current Ratio (Current Asset/ Current Liability– deferred income for pre paid card sales) no less than 0.65, in which a Current Asset: Is the set of assets whose realization is less than one (1) year maintained by the DEBTOR and which appear as current assets in its balance sheet, prepared according to accounting principles generally accepted and current to date(Accounts to be collected from affiliated or shareholder companies will be excluded from this definition).

Current Liabilities: Is the set of obligations with a deadline less than one (1) year that the DEBTOR maintains and which appear as current liabilities in its balance sheet prepared according to accounting principles generally accepted and current to date.

Liquidity deficit (current asset less current liabilities), shall be covered with the company´s cash generation, defining the generation of the company’s cash as: GC = Net Income (annualized) + Depreciation (annualized) + Extraordinary Expenses (annualized) + REI (inflation adjustments) – Extraordinary Expenses(annualized).

17.2.4

To maintain a structural debt of less than three (3) years according to the following formula: N° OF YEARS TO PAY STRUCTURAL DEBT = (TOTAL LIABILITIES - CURRENT ASSET TOTAL)/(EBITDA – TAXES (IUE) –FINANCIAL EXPENSES), in which Total Liabilities is the set of obligations the DEBTOR maintains and which appear as liabilities total in its Balance Sheet, prepared according to accounting principles generally accepted according to US GAAP, and current to date.

Current Assets: Is the set of assets whose realization is less than one (1) year, which the DEBTOR maintains and which appears as current assets in its balance sheet, prepared according to accounting principles generally accepted according to US GAAP, and current to date. (Accounts to be collected from affiliated or shareholder companies will be excluded from this definition).

Annualized EBITDA: Is for any annualized period, (i) Operational profit plus (ii) charges corresponding to depreciation and amortization as they appear in the conciliation cash flow statement of the DEBTOR, prepared according to accounting principles generally accepted according to US GAAP, and current to date.

Taxes: For calculation purposes, Income Taxes (IUE) will be considered according to the DEBTOR´S profit and loss state prepared according to accounting principles generally accepted according to US GAAP, and current to date.

17.2.5

Ratio fulfillment will be quarterly verified (on the months of February, May, August and November), based on Financial States according to Audited US GAAP up to December of each year and on situation Financial States for March, June and September of each year respectively.

17.3	The DEBTOR, is forced to fulfill the following “To do obligations” during the validity of this contract:

17.3.1	To stay up to date with the fulfillment of its tax, labor, provisional obligations and with the Pensions’ Fund Administrators.

17.3.2	To keep its assets in good condition, except for damage by normal use of the goods, as well as to keep them properly insured against all common risk of the telecommunications area;

17.3.3

To have and maintain all necessary licenses, permits and authorizations required by the Regulation and Social Control Authority for Telecommunications and Transport (ATT) to fulfill obligations within this contract and for the normal management of their operations, within the established limits and in the frame of applicable regulations;

17.3.4

If the DEBTOR receives future loans from shareholders, they must be subordinated to debt with the BANKS. In case other loans came from third parties, the DEBTOR is authorized to hire them without subordination to the Loan, except for what is in relation to the stipulated rights in favor of Banco Bisa S.A. in this contract and Beneficiary Banks according to the amendment contract of the trust contract.

17.3.5

To allow the BANKS access to banking information (balance in each account), both other Banks in Bolivia and abroad, and of any other financial institution with which the company manages funds according to the applicable law. this information may be requested quarterly, together with financial states in US GAAP. To allow Banks access to additional banking information (extracts, movements, fund transferences or any other type of information), both of other banks in Bolivia and abroad, and any financial institution with which the company manages funds according to the applicable law.

17.3.6

The DEBTOR is forced to inform the BANKS in writing about any change in stock composition of the majority shareholder of the DEBTOR (WESTERN WIRELESS INTERNATIONAL BOLIVIA LLC), within the next 48 hours it has knowledge of this fact. Once they have knowledge of the mentioned change within a 5 business day period the BANKS will be entitled to speed up the entire payment of the Loan to that date and, to this end, they may use any legal mechanisms they consider necessary.

EIGHTEENTH CLAUSE (CONFIDENTIALITY):

Except for the information that must be disclosed as provided by the Bank and Financial Entities Law, Stock Market Law, related regulations, related and other special regulations, the BANKS, in strict compliance with Articles 86 and 87 of the Bank and Financial Institutions Law, they commit to keeping the respective banking secret and maintain confidentiality about documents and information to which they have had access in order to grant the Loan for a minimum period of one (1) year after this contract is terminated due to total payment of the Loan.

NINETEENTH CLAUSE (DEBT WRITE-OFF) .- If Debtor fails to fulfill its payment obligation and enters in default followed by an "F" credit rating according to the Portfolio Rating Rules of the Supervisory Authority of the Financial System (ASFI), the Bank may, based on parameters of credit assessment of the Debtor, write-off the debt. Such write-off shall not be construed at any time as a waiver of BANK to their right to pursue collection actions, being clearly established that the Bank may, by judicial or extrajudicial actions, pursue collection of the amount due even if the debt has been written off. Off operations will be reported to the Central Credit Information of ASFI and other records as permitted by law. Such reports shall remain in force for a period of twenty (20) years, following the accounting records of the write-off. In these cases, the right-to-be-forgotten operate only at the end of such period, as set forth in Article 484 of the 393 Act and the regulations issued by ASFI.

Once the debt has been written-off, the debtor shall not be able to access new loans or provide guarantees in credit transactions with any financial intermediary.

Finally, in compliance with the provisions of Art. 474 of 393 Act, the DEBTOR acknowledges that if its credit is written off, it shall waive any reserve and confidentiality rights regarding that operation.

TWENTIETH CLAUSE (LOAN COLLECTION):

20.1

In case of a delay, it is agreed that the BANKS will proceed jointly in the pursuit of the collection of the total of the owed obligation, interests and others, each BANK also being able to individually collect, through a way or action they see fit, its part or its corresponding balance of the Loan plus interests and others.

20.2

In case the BANKS execute individually their corresponding portion of the Loan and get to the auction and bargain sale of the guarantee or to the execution and/or allocation of the guarantee through any other means other than the bargain sale, they are forced to comply and respect what is established in the following numeral, so that none of the BANKS is, because of the independent beginning of an execution, deprived of or excluded from the collateral that forms this contract.

20.3	The BANKS agree that, if it comes to judicial execution, the product obtained from the execution of guarantees will be distributed among the BANKS as follows:

20.3.1	First, all costs and expenses made by the BANKS and which are related to the execution of guarantees will be paid.

20.3.2	Second, all accrued and unpaid interests will be paid in the respective proportion and according to the Loan´s structure.

20.3.3	Third, the capital will be paid in the respective proportion and according to the Loan´s structure so that they can pay the owed capital.

TWENTY FIRST CLAUSE (EXPENSES):

21.1	All notary and registry expenses and others similar stemming from this contract, will be taken care of by the DEBTOR, without exclusion of any kind.

21.2

Also, the DEBDTOR will be in charge of any charge resulting from the change in normative that regulates tax matters that may be enacted in the future and in established present or future taxes in any jurisdiction and that tax implementation, execution and/or fulfillments of this contract.

TWENTY SECOND CLAUSE (EXPRESS STATEMENTS):

22.1

No stipulation contained in this contract will be interpreted by the parties or by third parties, as an indication that a commercial or civil partnership, an accidental association or a joint venture agreement is established between the BANKS that subscribe it. Nor shall the obligations stemming from this contract be interpreted as being supportive and indivisible for the BANKS. Each of the BANKS celebrating this contract is responsible only for its share according to detail and proportion indicated in the second clause of this contract.

22.2

The DEBTOR clearly recognizes corporate body of BANCO NACIONAL DE BOLIVIA S.A., BANCO MERCANTIL SANTA CRUZ S.A., BANCO DE CRÉDITO DE BOLIVIA S.A. and BANCO BISA S.A., and legal capacity and ability of their legal officials involved in this contract.

22.3.	The BANKS clearly recognize corporate body of the DEBTOR, and legal capacity and ability of their legal officials involved in this contract.

TWENTY THIRD CLAUSE (SPECIAL ADDRESS):

With the authority granted by the2º paragraph of Art. 29 of the Civil Code, for any legal purpose stemming from this contract and/or for the case of judicial execution and for its personal citations or by identification card, the DEBTOR indicates and sets its special address at Calle Capitán Ravelo No 2289, in the Sopocachi area of this city.

At this address all corresponding citations and notifications will be performed valid and legally, without any further observations, incidents or appeals.

Similarly, with the same authority, for any legal effect stemming from this contract, the BANKS indicate and set special address in the following addresses:

23.1	BANCO NACIONAL DE BOLIVIA S.A.: No. 1296 Camacho Av. Central area of this city.

23.2	BANCO MERCANTIL SANTA CRUZ S.A.: No 295 Ayacucho St. and Mercado St., central area of this city.

23.3	BANCO DE CRÉDITO DE BOLIVIA S.A.: No 1308 Colón St. and Mercado St., central area of this city.

24.4	BANCO BISA S.A.: No. 1628 16 de Julio Av., central area of this city.

TWENTY FORTH CLAUSE (APPLICABLE LAWS):

24.1

Contracting parties of the Loan agreement establish that, in everything that hadn´t been anticipated in this contract, pertinent dispositions of Banking and Financial Institutions Law, Trade Code, Civil Code and other related and complementary dispositions, will be applied, if necessary.

24.2	All documents stemming from and related with this contract and its improvement, will be governed by the laws of the Plurinational State of Bolivia.

TWENTY FIFTH CLAUSE (CONTRACT AMENDMENT)

The Bank may not unilaterally change the terms and conditions agreed in this contract, unless the changes beneficence to the DEBTOR (ES)

TWENTY SIX CLAUSE (OBLIGATION TO DO)

26.1        The DEBTOR, in the final deadline of (45) forty five calendar days from the moment this contract is subscribed, is forced to celebrate an amendment contract (named Fifth Amendment) to the Trust Contract. This Fifth Amendment, the same as what was agreed upon on Public Deed No. 4857/2009, granted before notary Dr. Silvia Noya Laguna, shall establish that the Beneficiary will share its rights, which stem from the trust with all Banks except BANCO BISA S.A., granting them, within the Autonomous Equity, the same payment precedence regarding the Beneficiary or any other future beneficiary or creditor, within limits and terms established in the Trust Contract.

Because of what was mentioned above, the DEBTOR is forced to arrange for the Trustee to open the trust accounts in each bank except BANCO BISA S.A., which will be named “Trust Account-Beneficiary Bank 2” for the Banks, except BANCO BISA S.A., to debit the amount of the repayments of this Loan.

26.2        In the event of a default of the Obligation to Do agreed upon in the prior numeral, the BANKS reserve the right to demand for total payment of the Loan.

TWENTY SEVEN CLAUSE (ACCEPTANCE): US: BANCO NACIONAL DE BOLIVIA S.A. legally represented by Roberto Fidel Zenteno Mendoza and Gonzalo Adrian Blanco Subieta , BANCO MERCANTIL SANTA CRUZ S.A. legally represented by Denis Alfredo Pañoni Canedo and Sergio Daniel Unzueta Quiroga, BANCO DE CRÉDITO DE BOLIVIA S.A. legally represented by Edgar Rodrigo Valdez Goytia and Chrisitan Hauserr Ariñez , BANCO BISA S.A. legally represented by Jorge Luis Fiori Campero and Antonio Mauricio Ruiz Rivero as CREDITORS on the one hand and on the other EMPRESA DE TELECOMUNICACIONES NUEVATEL (PCS BOLIVIA) S.A.NUEVATEL PCS DE BOLIVIA S.A., legally represented by Juan Pablo Calvo Cuéllar and Humberto Gonzalo Endara de Ugarte as a DEBTOR with the personal participation of Mr. Juan Pablo Calvo Cuéllar, in his capacity as CUSTODIAN of the goods granted as collateral; we declare our acceptance and full approval of the tenor of the precedent clauses, committing to its true and strict compliance.

You, Mister Notary, please add the rest of the security and style clauses.

La Paz, April 18th 2016